UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0305

         DIVISION OF
CORPORATION FINANCE

May 9, 2005


Mr. Peter Gardiner
Chief Executive Officer
Zindart Limited
1203 East Wing, New World Office Building
24 Salisbury Road
Tsimshatsui, Hong Kong, S.A.R., China

RE: 	Zindart Limited
	Form 20-F for the Year Ended March 31, 2004
Forms 6-K filed on October 1, 2004, October 13, 2004, October 26,
2004 and January 6, 2005
File Number 000-22161

Dear Mr. Gardiner:

	We have completed our review of your Form 20-F and related filings indicated above and at this time do not have further comments.

							Sincerely,



							Michael Fay
							Branch Chief

cc: 	Mr. Ken Fowler
	Chief Financial Officer